K&L Gates LLP
Wachovia Financial Center
200 South Biscayne Boulevard, Suite 3900
Miami, FL 33131-2399

John D. Owens, III
john.owens@klgates.com

February 24, 2010

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Attn: Michael F. Johnson
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Fax: 703.813.6981

Re:	NeoMedia Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 3, 2010
File No. 000-21743

Dear Mr. Johnson:

On behalf of NeoMedia Technologies, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments and requests for information made in that certain comment letter, dated February 17, 2010, from the United States Securities and Exchange Commission (the “Commission”) to the Company.  The Company’s responses below are in identical sequence with the Commission’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Special Cautionary Note Regarding Forward-Looking Statements, page 4.

COMMENT 1:
We note your statement that “the Company and its senior managers will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.”  Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward-looking statements does not apply to statements made by issuers of penny stock.  Please either delete any references to the safe harbors provided by the Litigation Reform Act or make clear, each time you refer to the safe harbors provided by Litigation Reform Act, that the safe harbor does not apply you.

RESPONSE:
In response to the Commission’s comment above, the Company has amended its Preliminary Proxy Statement on Schedule 14A (the “Amendment”), by deleting all references to safe harbor provisions provided by the Litigation Reform Act of 1995, particularly by deleting the section titled “Special Cautionary Note Regarding Forward-Looking Statements”.  Please also find provided herewith a marked copy of the Amendment for further reference which shows such changes for your convenience.

United States Securities and Exchange Commission
February 24, 2010

Proposal No. 1: Authorization of an Amendment to the Company’s Certificate of Incorporation to Authorize a 1 Share for 100 Shares Reverse Split of the Company’s Outstanding  Common Stock, page 5.

COMMENT 2:
Please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split.

RESPONSE:	In response to the Commission’s comment above, the Company has inserted the following table into the Amendment in the section titled “Reverse Stock Split in General” of Proposal No. 1:

The following table presents the impact of Proposal 1, as well as the cumulative effect of Proposals 1 and 2 and the cumulative effect of  Proposals 1,  2 and 3 on our Common Stock authorized, issued and outstanding, reserved for issuance and authorized but unissued, if such proposals are approved by our shareholders*:

	As of February 1, 2010 (1)	Effect of Proposal 1 (2)	Cumulative Effect of Proposals 1and 2 (3)	Cumulative Effect of Proposals 1, 2 and 3 (4)

Authorized	5,000,000,000	50,000,000	5,000,000,000	5,000,000,000
Issued and outstanding	2,267,567,835	22,675,678	22,675,678	22,675,678
Reserved for issuance	2,732,432,165	27,324,322	91,951,478	132,831,808
Authorized but unissued	-	-	4,885,372,844	4,844,492,513

*All of the data presented above is based upon our Common Stock as of the Record Date, February 1, 2010. As of the Record Date we had 5,000,000,000 authorized shares of Common Stock;  2,267,567,835 issued and outstanding shares of Common Stock; outstanding options to acquire 172,561,241 shares of Common Stock and shares available to issue under our stock option plans; 850,610 shares of Common Stock issuable upon conversion related to our acquisition of BSD Software, Inc. in 2006; 9,021,735,956 shares of Common Stock issuable upon the conversion of all our outstanding convertible subordinated debentures based upon the terms of each debenture and the market factors related to such conversions; 1,231,195,834 shares of Common Stock issuable upon the exercise of all our outstanding warrants based upon the terms of each warrant and the market factors related to each exercise; 2,215,811,538 shares of Common Stock issuable upon the conversion of all our outstanding Series C Preferred Stock based upon the terms of conversion and the market factors related to such conversion; and 641,025,641 shares of Common Stock issuable upon the conversion of all our outstanding Series D Preferred Stock based upon the terms of conversion and the market factors related to such conversion.

(1)
As of the Record Date, we do not have sufficient authorized and unissued shares of Common Stock to provide for the exercise and conversion of all of our potentially convertible and exercisable instruments. Therefore the number of shares of Common Stock reserved for issuance is limited to the remaining balance of our authorized shares, less our issued and outstanding shares.

United States Securities and Exchange Commission
February 24, 2010

(2)
Upon the approval by our shareholders of Proposal 1, the Reverse Split, all of our Common Stock authorized, issued and outstanding, and reserved for issuance shall be reduced by a factor of 1 share for 100 shares. As of the Record Date, we would not have sufficient authorized and unissued shares of Common Stock to provide for the exercise and conversion of all of our potentially convertible and exercisable instruments. Therefore the number of shares of Common Stock reserved for issuance is limited to the remaining balance of our authorized shares, less our issued and outstanding shares.

(3)
Upon the approval by our shareholders of Proposal 1, the Reverse Split, all of our Common Stock authorized, issued and outstanding, and reserved for issuance shall be reduced by a factor of 1 share for 100 shares. Upon the approval by our shareholders of Proposal 2, the fixing of our authorized shares of Common Stock at 5,000,000,000, our reserves for issuance would then include potential exercise of our stock options, the potential conversion of our conversion shares related to our acquisition, and the potential conversion of our convertible subordinated debentures.

(4)
Upon the approval by our shareholders of Proposal 1, the Reverse Split, all of our Common Stock authorized, issued and outstanding, and reserved for issuance shall be reduced by a factor of 1 share for 100 shares. Upon the approval by our shareholders of Proposal 2, the fixing of our authorized shares of Common Stock at 5,000,000,000, our reserves for issuance would then include potential exercise of our stock options, the potential conversion of our conversion shares related to our acquisition, and the potential conversion of our convertible subordinated debentures. Upon the approval by our shareholders of Proposal 3, the reduction in par value of our Common Stock from $0.01 to $0.001, our reserves for issuance would then include potential conversion of the Company’s Warrants, Series C Preferred Stock and Series D Preferred Stock.

Please see the attached marked copy of the Amendment for further reference.

COMMENT 3:
We note your statement on page 9 that your amendment will enable the company to issue more shares of Common Stock in connection with financing projects and attracting potential investors.  Given that you do not intend to decrease your authorized shares in connection with your reverse-split, which will have the effect of creating newly available authorized shares of common stock, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

United States Securities and Exchange Commission
February 24, 2010

RESPONSE:
In response to the comment above, the Company has disclosed in the Amendment that, at this time, the Company does not have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings in the “Certain Disadvantages Associated with the Reverse Split” subsection of Proposal No. 1, as well as the “Fixing of Authorized Shares in General” subsection of Proposal No. 2.

COMMENT 4:
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

RESPONSE:	In response to the Commission’s comment above, the Company has disclosed in the Amendment the following text in subsections titled “Anti-Takeover Effects” in Proposal No. 1 and Proposal No. 2:

Release No. 34-15230 of the staff of the SEC requires disclosure and discussion of the effects of any proposal that may be used as an anti-takeover device. Although not a factor in the decision by our Board to effect the effective increase of our authorized shares of common stock, one of the effects of having increased additional shares of our authorized common stock available for issuance may be to enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of then present management. Unless prohibited by the regulations of applicable law or other agreements or restrictions, a sale of shares of Common Stock by us or other transactions in which the number of our outstanding shares of Common Stock would be increased could dilute the interest of a party attempting to obtain control of us. The effective increase in available authorized Common Stock may make it more difficult for, prevent or deter a third-party from acquiring control of the Company or changing our Board and management, as well as inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

The effective increase of our authorized shares of common stock is not being proposed in response to any effort of which we are aware to accumulate shares of Common Stock or obtain control of the Company.  While it is possible that our management could use the effective increase of authorized shares of Common Stock to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of stockholders, we do not intend to construct or enable any anti-takeover defense or mechanism on its behalf. We have no intent or plans to employ the effective increase of our authorized shares of common stock as an anti-takeover device and do not have any plans or proposals to adopt any other provisions or enter into other arrangements that may have material anti-takeover consequences.

United States Securities and Exchange Commission
February 24, 2010

In addition to the effective increase of our authorized shares of common stock, provisions of our governing documents and applicable provisions of Delaware law may also have anti-takeover effects, making it more difficult for or preventing a third-party from acquiring control of the Company or changing our Board and management. These provisions may also have the effect of deterring hostile takeovers or delaying changes in the Company’s control or in our management.

Undesignated Preferred Stock. Our Certificate of Incorporation currently authorizes the issuance of up to 25,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board. Our Board can also fix the number of shares constituting a series of preferred stock, without any further vote or action by the Company’s stockholders. The issuance of undesignated preferred stock with voting, conversion or other rights or preferences, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of (i) delaying or preventing a change in control, (ii) causing the market price of the Common Stock to decline or (iii) impairing the voting power and other rights of the holders of the Common Stock.

No Cumulative Voting. The Company’s Certificate of Incorporation and By-laws do not provide for cumulative voting in the election of directors. The combination of the present ownership by a few stockholders of a significant portion of the Company’s voting capital stock and lack of cumulative voting makes it more difficult for other stockholders to replace the members of the Board or for another party to obtain control of the Company by replacing our Board.

Please see the attached marked copy of the Amendment for further reference.

Proposal No. 2: Authorization of an Amendment to the Company’s Certificate of Incorporation to Fix the Amount of Authorized Shares of Common Stock at 5,000,000,000 Shares, page 8.

COMMENT 5:
We note that your Board has adopted a resolution seeking authorization to amend your Certificate “to fix our number of authorized shares of Common Stock at 5,000,000,000 shares.”  Please clarify what changes you propose to make the Certificate of Incorporation as a result of Proposal No. 2.  In this regard, please include a blacklined version of the Certificate of Incorporation showing all proposed amendments.

RESPONSE:
With respect to Proposal No. 2, approval of such proposal will maintain the amount of the Company’s shares of authorized common stock at 5,000,000,000 shares, notwithstanding the reverse stock split set forth in Proposal No. 1 which, in the absence of the approval of Proposal No. 2, would have the effect of reducing the amount of authorized shares of common on a 1 share for 100 shares basis in addition to the intended decrease in the amount of shares of common stock outstanding. Ultimately, Proposal No. 1 and Proposal No. 2, together, amend Article IV of the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s outstanding Common Stock while maintaining the amount of authorized Common Stock at 5,000,000,000 shares. At the request of the Commission, provided herewith is a marked version of the Company’s Certificate of Incorporation, showing all proposed amendments thereto pursuant to Proposal Nos. 1, 2 and 3 (all occurring within Article IV of the Certificate of Incorporation). The Amendment also includes a marked version of all proposed changes to the Company’s Certificate of Incorporation in its Exhibit B.

United States Securities and Exchange Commission
February 24, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact the undersigned at (305) 539-3300.

Thank you very much for your consideration of this response.

Sincerely,

/s/ John D. Owens III

John D. Owens III

cc:  Michael W. Zima
       Chief Financial Officer, NeoMedia Technologies, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
AMENDMENT NO. 1

Proxy Statement Pursuant To Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:
☒ Preliminary Proxy Statement
☐ **Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)**
☐ Definitive Proxy Statement
☐ Definitive additional materials
☐ Soliciting material under Rule 14a-12

NEOMEDIA TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Payment of filing fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on the table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
☐ Fee paid previously with preliminary materials:
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

NEOMEDIA TECHNOLOGIES, INC.
Two Concourse Parkway, Suite 500
Atlanta, Georgia 30328

Dear stockholder:

You are cordially invited to attend a special meeting (the "Meeting") of the stockholders of NeoMedia Technologies, Inc., a Delaware corporation (the "Company"). The Meeting will be held on March ~~18,~~___, 2010, at 11:00 a.m., local time, at ~~Two Concourse Parkway, Suite 500,~~______________________, Atlanta, Georgia 30328.

Your vote is important. We encourage you to vote your proxy either on the Internet at www.wwstr.com or by mailing in your enclosed proxy card so that your shares will be presented and voted at the meeting even if you cannot attend. Accordingly, please return your proxy as soon as possible.

We hope to see you at the meeting.

Sincerely,

/s/Iain A. McCready
Iain A. McCready
Chief Executive Officer

Atlanta, Georgia
February __, 2010

NEOMEDIA TECHNOLOGIES, INC.
Two Concourse Parkway, Suite 500
Atlanta, Georgia 30328

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD MARCH ~~18,~~___, 2010, AT 11:00 A.M.

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of stockholders of NeoMedia Technologies, Inc., a Delaware corporation (the "Company"), will be held on March ~~18,~~____, 2010 at 11:00 a.m., local time, at ~~Two Concourse Parkway, Suite 500,~~_____________ Atlanta, Georgia 30328 for the following purposes, as more fully described in the attached Proxy Statement:

3. To approve an amendment to the Company's Certificate of Incorporation to effect a decrease in the par value of Common Stock from $0.01 to $0.001; and

4. To consider and act on any other matters that may properly come before the Meeting or any postponement or adjournment thereof.

The Company's Board of Directors has fixed the close of business on February 1, 2010 as the record date (the "Record Date") for the determination of the stockholders entitled to notice of, and to vote at, the Meeting or any postponement or adjournment thereof. Only those stockholders of record of the Company as of the close of business on the Record Date will be entitled to vote at the Meeting or any postponement or adjournment thereof.

The Company's Board of Directors is making this proxy solicitation. Subject to the restrictions described in the attached Proxy Statement, all shares of Common Stock that are presented by properly executed and unrevoked proxies received by the Company's selected vendor (Worldwide Stock Transfer, LLC) to tabulate the vote of the Company's common stockholders, prior to the Meeting, will be voted, and all shares of the Company's Series D Convertible Preferred Stock that are presented by properly executed and unrevoked proxies received by the Company, prior to the Meeting, will be voted.

A complete list of stockholders entitled to vote at the Meeting will be open for examination by any stockholder of record during ordinary business hours commencing two days after the date of this notice at the Company's offices located at Two Concourse Parkway, Suite 500, Atlanta, Georgia 30328.

IMPORTANT

All stockholders entitled to vote are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign and return the enclosed proxy card (the "Proxy") as promptly as possible in the envelope enclosed for your convenience. Should you receive more than one Proxy because your shares are registered in different names and addresses, each Proxy should be signed and returned to ensure that all your shares will be voted. You may also vote via the Internet at www.wwstr.com. You may revoke your Proxy at any time prior to the Meeting by executing and submitting a Proxy bearing a later date. If you attend the Meeting and vote by ballot, your Proxy will be revoked automatically and only your vote at the Meeting will be counted.

By Order of the Board of Directors,

/s/Iain A. McCready
Iain A. McCready
Chief Executive Officer

February __, 2010

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY, AND, AS SOON AS POSSIBLE, COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE, OR, IF YOU ARE A COMMON STOCKHOLDER, YOU MAY ALSO VOTE YOUR PROXY VIA INTERNET.

PROXY STATEMENT

TABLE OF CONTENTS

ABOUT THE MEETING	1
What is the purpose of the Meeting?	1
Who is entitled to vote?	1
Who can attend the Meeting?	2
What constitutes a quorum?	2
How do I vote by proxy?	2
What if I do not specify how my shares are to be voted?	2
Can I change my vote after I return my proxy card?	2
What if other matters come up at the Meeting?	2
Can I vote in person at the Meeting rather than by completing the Proxy Card?	2
What do I do if my shares are held in "street name"?	3
How are votes counted?	3
Who pays for this proxy solicitation?	3
What vote is required to approve each item?	3
What are the Board's recommendations?	4
STOCKHOLDER PROPOSALS	5
PROPOSAL NO. 1 – AUTHORIZATION OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO AUTHORIZE A 1 SHARE FOR 100 SHARES REVERSE SPLIT OF THE COMPANY'S OUTSTANDING COMMON STOCK	5
Reverse Stock Split in General	5
Certain Disadvantages Associated With the Reverse Split	56
Principal Effects of the Reverse Split	67
Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates	78
No Dissenters' Rights	78
Federal Income Tax Consequences of the Reverse Stock Split	78
Anti-Takeover Effects	9
Required Vote	810
Recommendation of the Board	810
PROPOSAL NO. 2 – AUTHORIZATION OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO FIX THE AMOUNT OF AUTHORIZED SHARES OF COMMON STOCK AT 5,000,000,000 SHARES	810
Fixing of Authorized Shares in General	810
Certain Disadvantages of the Adjustment	911
Principal Effects of the Adjustment	911
Procedure for Effecting the Adjustment	911
No Dissenters' Rights	911
Anti-Takeover Effects	11
Required Vote	912
Recommendation of the Board	912
PROPOSAL NO. 3 – AUTHORIZATION OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO DECREASE THE PAR VALUE OF THE COMPANY'S COMMON STOCK FROM $0.01 TO $0.001	10 12
Reduction in Par Value in General	12

Certain Disadvantages Associated With Change in Par Value ~~10~~ 13

Procedure for Effecting Change in Par Value ~~10~~ 13

No Dissenters' Rights ~~10~~ 13

Required Vote ~~10~~ 13

Recommendation of the Board ~~11~~ 13

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY ~~12~~ 15

Change in Control of the Company ~~13~~ 16

MANNER IN WHICH THE PROXIES WILL BE SOLICITED AND VOTED ~~14~~ 16

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING ~~14~~ 17

OTHER MATTERS ~~14~~ 17

WHERE YOU CAN FIND MORE INFORMATION ~~14~~ 17

APPENDIX A – PROXY CARD SPECIMEN

EXHIBIT A – FORM OF CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

EXHIBIT B – MARKED COPY OF CHANGES TO CERTIFICATE OF INCORPORATION

NEOMEDIA TECHNOLOGIES, INC.
Two Concourse Parkway, Suite 500
Atlanta, Georgia 30328

PROXY STATEMENT

This Proxy Statement contains information related to the special meeting (the "Meeting") of stockholders of NeoMedia Technologies, Inc., a Delaware corporation (the "Company"), to be held on March ~~18,~~___, 2010, at 11:00 a.m., local time, at ~~Two Concourse Parkway, Suite 500,~~______________________, Atlanta, Georgia 30328, and any postponements or adjournments thereof. The Company is making this proxy solicitation. It is anticipated that this Proxy Statement and the enclosed proxy card (the "Proxy") will be sent to the Company's stockholders on or about February 19, 2010.

ABOUT THE MEETING

What is the purpose of the Meeting?

At the Meeting, stockholders will act upon the matters outlined in the "Notice of Special Meeting of Stockholders", which appears as the cover page of this Proxy Statement, including (1) the approval of an amendment to the Company's Certificate of Incorporation to authorize a 1 share for 100 shares reverse split of the Company's outstanding common stock, par value $0.01 per share ("Common Stock"), (2) the approval of an amendment to the Company's Certificate of Incorporation to fix the amount of authorized shares of the Company's common stock at 5,000,000,000 shares, (3) the approval of an amendment to the Company's Certificate of Incorporation to decrease the par value of the Company's common stock from $0.01 to $0.001, and (4) any other matters that may properly come before the Meeting or any postponement or adjournment thereof.

Who is entitled to vote?

Only stockholders of record on the close of business on February 1, 2010 (the "Record Date"), are entitled to receive notice of the Meeting and to vote the shares of Common Stock, shares of Series C convertible preferred stock, par value $0.01 per share ("Series C Preferred Stock") and shares of Series D convertible preferred stock, par value $0.01 per share ("Series D Preferred Stock"), that they held on the Record Date at the Meeting, or any postponements or adjournments thereof. At the Meeting, the holders of the Common Stock and the Series D Preferred Stock may vote on all matters presented to the holders of Common Stock and will vote together as a class. Each outstanding share of Common Stock entitles the holder to one vote. Generally, each outstanding share of Series C Preferred Stock (on an as converted basis as described below) entitles the holder to the number of votes equal to the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock. However, due to contractual restrictions, currently, no shares of Series C Preferred Stock can be converted into shares of Common Stock or voted at the Meeting. From January 5, 2010 until April 5, 2010, each share of Series D Preferred Stock entitles its holder to one hundred thousand (100,000) votes per share of Series D Preferred Stock voting together with the Common Stock.

As of the Record Date, there were 2,267,567,835 shares of Common Stock, 8,642 shares of Series C Preferred Stock, and 25,000 shares of Series D Preferred Stock issued and outstanding. Due to contractual restrictions on the convertibility of Series C Preferred Stock and related voting rights, the current holders of Series C Preferred Stock are not entitled to cast any votes at the Meeting with respect to such Series C Preferred Stock. On an as converted basis, the holders of Series D Preferred Stock are entitled to cast votes equivalent to an aggregate of 2,500,000,000 shares of Common Stock. Accordingly, there are a total of 4,767,567,835 shares entitled to vote at the Meeting. For information regarding security ownership by management and by 5% or greater stockholders, see "Security Ownership of Certain Beneficial Owners and Management of the Company," below.

Who can attend the Meeting?

All stockholders of the Company as of the Record Date, or their duly appointed proxies, may attend the Meeting. Seating, however, is limited. Admission to the meeting will be on a first-come, first-serve basis. Registration will begin at 10:00 a.m. and seating will begin at 10:30 a.m. Each stockholder will be required to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Meeting.

What constitutes a quorum?

One-third (1/3) of the issued and outstanding shares entitled to vote, represented in person or by Proxy, constitutes a quorum for the Meeting.

How do I vote by Proxy?

Follow the instructions on the enclosed Proxy to vote on each proposal to be considered at the Meeting. Sign and date the Proxy and mail it back to the Company in the enclosed envelope. If you own shares of Common Stock as of the Record Date then you may also vote with respect to those shares by Internet as described in the Proxy. The proxy holders named on the Proxy will vote your shares as you instruct. If you sign and return the Proxy but do not vote on a proposal, the proxy holders will vote for you on that proposal.

What if I do not specify how my shares are to be voted?

For "Proposal No. 1 – Reverse Stock Split of Outstanding Common Stock", if you submit a Proxy but do not indicate any voting instructions, your shares will be counted as a vote **for** the amendment of the Company's Certificate of Incorporation to authorize a 1 share for 100 shares reverse split of the outstanding Common Stock. For "Proposal No. 2 – Adjustment of Authorized Common Stock", if you submit a Proxy but do not indicate any voting instructions, your shares will be counted as a vote **for** the amendment of the Company's Certificate of Incorporation to fix the amount of authorized Common Stock at 5,000,000,000 shares. For "Proposal No. 3 – Change in Par Value", if you submit a Proxy but do not indicate any voting instructions, your shares will be counted as a vote **for** the amendment of the Company's Certificate of Incorporation to decrease the par value of the Common Stock from $0.01 to $0.001.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your Proxy, you may change your vote at any time before the Proxy is exercised by filing with the Secretary of the Company either a notice of revocation or a duly executed Proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted Proxy.

What if other matters come up at the Meeting?

The matters described in this Proxy Statement are the only matters we know will be voted on at the Meeting. If other matters are properly presented at the Meeting, the proxy holders will vote your shares as they see fit in accordance with any applicable laws.

Can I vote in person at the Meeting rather than by completing the Proxy Card?

Although we encourage you to complete and return the Proxy to ensure that your vote is counted, you can attend the Meeting and vote your shares in person by ballot.

What do I do if my shares are held in "street name"?

If you hold your shares in "street name" through a broker or other nominee, and you do not tell the nominee by the tenth day preceding the Meeting, how to vote your shares, the nominee can vote them as it sees fit only on matters that are determined to be routine, and not on any other proposal. None of the matters presented in this Proxy Statement are "routine" items. If you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such "broker non-votes," however, will be counted in determining whether there is a quorum. If you hold your shares in street name, you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the Meeting. If you intend to vote your street name shares in person at the Meeting, you will need to obtain a "Legal Proxy" from your brokerage firm.

How are votes counted?

We will hold the Meeting if holders of one-third (1/3) of the total shares of voting capital stock of the Company either sign and return their Proxies or attend the Meeting. If you sign and return your Proxy, your shares will be counted to determine whether the Company has a quorum even if you abstain or fail to vote on any of the proposals listed on the Proxy.

Who pays for this proxy solicitation?

The Company will pay all the costs of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement, the Proxy, and any additional solicitation materials furnished to stockholders. Stockholders will not be charged fees for voting via Internet. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, the Company may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. In addition to sending you these materials, some of the Company's employees may contact you by telephone, by mail, or in person. None of these employees will receive any extra compensation for doing this.

What vote is required to approve each item?

Amendment to Certificate of Incorporation – Reverse Stock Split of Outstanding Common Stock. For the approval of an amendment to the Company's Certificate of Incorporation to authorize a 1 share for 100 shares reverse split of the Company's outstanding Common Stock, the affirmative vote of a majority, as of the Record Date, of the outstanding shares of Common Stock and Series D Preferred Stock (on an as converted basis) voting together as a single class will be required. A properly executed Proxy marked "Abstain" with respect to such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

Amendment to Certificate of Incorporation – Adjustment of Authorized Common Stock. For the approval of an amendment to the Company's Certificate of Incorporation to fix the amount of authorized Common Stock at 5,000,000,000 shares, the affirmative vote of a majority, as of the Record Date, of the outstanding shares of Common Stock and Series D Preferred Stock (on an as converted basis) voting together as a single class will be required. A properly executed Proxy marked "Abstain" with respect to such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

Amendment to Certificate of Incorporation – Change in Par Value. For the approval of an amendment to the Company's Certificate of Incorporation to decrease the par value of the Common Stock from $0.01 to $0.001, the affirmative vote of a majority, as of the Record Date, of the outstanding shares of Common Stock and Series D Preferred Stock (on an as converted basis) voting together as a single class will be required. A properly executed Proxy marked "Abstain" with respect to such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

Other Matters. For most other matters that properly come before the Meeting, the affirmative vote of a majority of shares of voting capital stock, present in person or represented by Proxy and voted at the Meeting, will be required. With respect to certain matters that may come before the Meeting a separate class vote of the Series C Preferred Stock or Series D Preferred Stock may be required. A properly executed Proxy marked "Abstain" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

What are the Board's recommendations?

The recommendation of the Company's board of directors (the "Board") is set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote:

With respect to any other matter that properly comes before the Meeting, the proxy holders will vote as recommended by the Board or, if no recommendation is given, in their own discretion.

~~SPECIAL CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS~~

~~From time to time, the Company and its senior managers will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are contained in this Proxy Statement and may be contained in other documents that the Company files with the Commission. Forward-looking statements can generally be identified by words such as "may", "could", "should", "would", "believe", "anticipate", "estimate", "seek", "expect", "intend", "plan" and similar expressions.~~

~~Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. There are a number of factors, many of which are beyond our control, which could casue actual conditions, events or results to differ significantly from those described in the forward-looking statements.~~

STOCKHOLDER PROPOSALS

Reverse Stock Split in General

As of February 1, 2010, we had 2,267,567,835 shares of our Common Stock outstanding and an additional 1,307,031,375 shares of Common Stock reserved for issuance upon the exercise of issued and outstanding options and warrants. The large number of shares of Common Stock outstanding combined with our low share price makes our Common Stock unattractive to investors. We believe that a reverse stock split of our outstanding Common Stock will have the effect of increasing both the visibility and marketability of our stock to future investors.

Our Board has adopted a resolution seeking authorization of our stockholders to amend our Certificate of Incorporation to effect a reverse split of our outstanding Common Stock at a ratio of 1-for-100 (the "Reverse Split"). If this proposal is approved by our stockholders at the Meeting, we may effect the Reverse Split, within one year after the Meeting. If we determine to effect the Reverse Split as proposed, we will file an amendment to our Certificate of Incorporation, as set forth in Exhibit A, with the Secretary of State of Delaware which will provide that our shares of Common Stock then issued and outstanding will be combined at a ratio of 1-for-100. Except for any changes resulting from the treatment of fractional shares, each stockholder will hold the same percentage of Common Stock outstanding immediately after the Reverse Split as such stockholder did immediately prior to the Reverse Split. We may abandon the proposed Reverse Split if our Board deems it advisable.

The number of outstanding shares of Series C Preferred Stock and Series D Preferred Stock will not change as a result of the Reverse Split. The conversion price of the Series C Preferred Stock and Series D Preferred Stock, however, will be adjusted as a result of the Reverse Split which will result in the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and Series D Preferred Stock being reduced in proportion to the Reverse Split.

Certain Disadvantages Associated With the Reverse Split

There can be no assurance that the total market capitalization of our Common Stock after the proposed Reverse Split will be equal to or greater than the total market capitalization before the proposed Reverse Split or that the per share market price of our Common Stock following the Reverse Split will either exceed or remain higher than the current per share market price. There can be no assurance that the market price per new share of our Common Stock after the Reverse Split will rise or remain constant in proportion to the reduction in the number of old shares of our Common Stock outstanding before the Reverse Split. For example, based on the market price of our Common Stock on February 1, 2010 of $0.007 per share, following a 1-for-100 reverse split of the outstanding Common Stock there can be no assurance that the post-split market price of our Common Stock would be $0.70 per share or greater. Accordingly, the total market capitalization of our Common Stock after the proposed Reverse Split may be lower than the total market capitalization before the proposed Reverse Split and, in the future, the market price of our Common Stock following the Reverse Split may not exceed or remain higher than the market price prior to the proposed Reverse Split. In many cases, the total market capitalization of a company following a reverse stock split is lower than the total market capitalization before the reverse stock split.

A decline in the market price for our Common Stock after the Reverse Split may result in a greater percentage decline than would occur in the absence of such action and the liquidity of our Common Stock could be adversely affected following the Reverse Split.

The market price of our Common Stock will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Split is effected and the market price of our Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Split. In many cases, both the total market capitalization of a company and the market price of a share of such company's common stock following a reverse stock split are lower than they were before the reverse stock split. Furthermore, the liquidity of our Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Split.

If the authorized number of shares of Common Stock remains at 5,000,000,000 shares as proposed by Proposal No. 2 herein, but the number of outstanding shares of Common Stock immediately after the Reverse Split will be reduced by a factor of one hundred (100), the Company will be able to issue more shares of Common Stock which could result in additional dilution and which could have a negative effect on the market price of our Common Stock. At this time, the Company does not have any plans, proposals or arrangements, written or otherwise, to issue any of the shares of authorized Common Stock that will be newly available (pursuant to the Company maintaining the amount of such authorized shares at 5,000,000,000 in connection with the Reverse Split) for any purpose, including future acquisitions and/or financings.

Principal Effects of the Reverse Split

Corporate Matters. If our common stockholders approve this Proposal No. 1 authorizing a reverse stock split of our outstanding Common Stock at a ratio of 1-for-100, the Reverse Split would have the following effects:

- every 100 shares of Common Stock outstanding prior to the effective time of the Reverse Split would be automatically combined into one (1) share of Common Stock;
- the number of shares of our Common Stock issued and outstanding will be reduced proportionately based on the 1-for-100 split ratio;
- in connection with the approval of Proposal No. 2 herein, the number of authorized shares of our Common Stock would remain 5,000,000,000. Also, the number of authorized shares of preferred stock would remain 25,000,000;
- based on the 1-for-100 ratio, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options, convertible debentures and warrants entitling the holders thereof to purchase shares of our Common Stock, which will result in approximately the same aggregate price being required to be paid for such options, convertible debentures or warrants upon exercise of such options, convertible debentures or warrants immediately preceding the Reverse Split; and
- the number of shares reserved for issuance under our existing stock option plans will be reduced proportionately based on the 1-for-100 split ratio.

When effected, the Reverse Split will be effected simultaneously for all of our Common Stock and the ratio will be the same for all of our Common Stock. The Reverse Split will affect all of our common stockholders uniformly and will not affect any stockholder's percentage ownership interests in our Company, except to the extent that the Reverse Split results in any of our common stockholders owning a fractional share. As described below, common stockholders holding fractional shares will be entitled to cash payments in lieu of such fractional shares. Such cash payments would reduce the number of post-split common stockholders to the extent there are common stockholders presently holding fewer than 100 shares. Common Stock outstanding following the Reverse Split will remain fully paid and non-assessable. We will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "'34 Act").

Fractional Shares. No scrip or fractional certificates will be issued in connection with the Reverse Split. Common stockholders who otherwise would be entitled to receive fractional shares because they hold, as of a date prior to the effective time of the Reverse Split, a number of shares of our Common Stock not evenly divisible by 100 will be entitled, upon surrender of certificate(s) representing such shares, to a cash payment in lieu thereof. The cash payment will equal the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of our Common Stock on the day immediately prior to the effective time of the Reverse Split, as reported on the OTC Bulletin Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.

Common stockholders should be aware that, under the escheat laws of the various jurisdictions where our common stockholders reside, where we are domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, common stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

If approved and effected, the Reverse Split will result in some common stockholders owning "odd lots" of less than 100 shares of our Common Stock. Brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

Accounting Matters. The per share net income or loss and net book value of our Common Stock will be restated because there will be fewer shares of Common Stock outstanding.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates

In order to effect the Reverse Split, we will file an amendment to our Certificate of Incorporation with the Secretary of State of Delaware to amend our existing Certificate of Incorporation. The Reverse Split will become effective at the time specified in the amendment, which is referred to below as the "effective time". Beginning at the effective time, each certificate representing shares of Common Stock prior to the effective time of the Reverse Split will be deemed for all corporate purposes to evidence ownership of resulting combined number of shares following such Reverse Split. The text of the amendment to effect the Reverse Split will be in substantially the form attached hereto as Exhibit A; provided, however, that the form of amendment attached hereto is subject to modification to include such changes as may be required by the office of the Secretary of State of Delaware and as the Board deems necessary and advisable to effect the Reverse Split, including the insertion of the effective time as determined by the Board.

As soon as practicable after the effective time, common stockholders will be notified that the Reverse Split has been effected. We expect that our transfer agent, Worldwide Stock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split common shares will be asked to surrender to the exchange agent certificates representing such shares in exchange for certificates representing post-split shares of Common Stock in accordance with the procedures to be set forth in the letter of transmittal that we send to our common stockholders. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. Any pre-split share certificates submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for certificates representing post-split shares. **COMMON STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.**

No Dissenters' Rights

Under the Delaware General Corporation Law, our common stockholders are not entitled to dissenters' rights with respect to the Reverse Split, and we will not independently provide common stockholders with any such right.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material federal income tax consequences of the Reverse Split, does not purport to be a complete discussion of all of the possible federal income tax consequences of the Reverse Split, and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-split shares of Common Stock were, and the post-split shares of Common Stock will be, held as "capital assets," as defined in the Internal Revenue Code of 1986, as amended (the "Code") (i.e., generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder's own tax advisor with respect to the tax consequences of the Reverse Split.

The Reverse Split is intended to qualify as a reorganization under Section 368(a)(1)(E) of the Code.

A stockholder that receives only post-split shares in the Reverse Split (i.e., a stockholder that does not receive any cash for fractional shares) should recognize no gain or loss upon such stockholder's exchange of certificates representing pre-split shares for post-split shares pursuant to the Reverse Split. In such a case, the aggregate tax basis of the post-split shares received in the Reverse Split should be the same as the stockholder's aggregate tax basis in the pre-split shares exchanged therefor. In addition, the stockholder's holding period for the post-split shares should include the period during which the stockholder held the pre-split shares surrendered in the Reverse Split.

A stockholder that receives both post-split shares and cash for fractional shares in the Reverse Split should recognize no gain or loss upon such stockholder's exchange of certificates representing pre-split shares for post-split shares pursuant to the Reverse Split. However, such a stockholder should recognize dividend income in an amount equal to the cash received for such stockholder's fractional shares in the Reverse Split. Generally, the aggregate tax basis of the post-split shares received in the Reverse Split should be the same as the stockholder's aggregate tax basis in the pre-split shares exchanged therefor. The stockholder's holding period for the post-split shares should include the period during which the stockholder held the pre-split shares surrendered in the Reverse Split.

A stockholder that receives no post-split shares in the Reverse Split (i.e., a stockholder that receives only cash for fractional shares because such stockholder owns fewer than 100 pre-split shares) should recognize gain or loss based on such stockholder's adjusted basis in the fractional share interest redeemed for cash in the Reverse Split. In such a case, the gain or loss should constitute long-term capital gain or loss if the stockholder has held its shares for more than one year.

Our view regarding the tax consequences of the Reverse Split is not binding on the Internal Revenue Service or the courts. ACCORDINGLY, EACH STOCKHOLDER SHOULD CONSULT WITH SUCH STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO SUCH STOCKHOLDER WHICH MIGHT ARISE FROM THE REVERSE SPLIT.

Circular 230 Statement. To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed within.

Anti-Takeover Effects

Required Vote

Approval to amend the Company's Certificate of Incorporation to authorize a 1 share for 100 shares reverse split of the outstanding Common Stock will require that the holders of at least a majority of the outstanding shares entitled to vote thereon vote "FOR" the proposal.

Recommendation of the Board

The Board recommends that the stockholders vote "**FOR**" an amendment to the Company's Certificate of Incorporation to authorize a 1 share for 100 shares reverse split of the outstanding Common Stock.

Amended Certificate of Incorporation

The proposed changes to the Company's Certificate of Incorporation, pursuant to the above Proposal No. 1, are set forth in a marked copy of Article IV of the Company's Certificate of Incorporation, attached hereto as Exhibit B.

Fixing of Authorized Shares in General

As of February 1, 2010, we had a total of 5,000,000,000 authorized shares of Common Stock. We believe that maintaining the number of shares of authorized Common Stock, in connection with the approval of the Reverse Split, will enable the Company to issue more shares of Common Stock in connection with financing projects and attracting potential investors., if necessary. At this time, the Company does not have any plans, proposals or arrangements, written or otherwise, to issue any of the shares of authorized Common Stock that will be newly available (pursuant to the Company maintaining the amount of such authorized shares at 5,000,000,000 in connection with the Reverse Split) for any purpose, including future acquisitions and/or financings.

Our Board has adopted a resolution seeking authorization of our stockholders to amend our Certificate of Incorporation to fix our number of authorized shares of Common Stock at 5,000,000,000 shares (the "Adjustment"). To effect the Adjustment as proposed, we will file an amendment to our Certificate of Incorporation, as set forth in Exhibit A, with the Secretary of State of Delaware which will provide that our authorized Common Stock will be set at 5,000,000,000 shares. We may subsequently abandon the proposed Adjustment if our Board deems it advisable.

The number of outstanding shares of Series C Preferred Stock and Series D Preferred Stock will not change as a result of the Adjustment. The Adjustment will not reduce the number of authorized shares of preferred stock, Series C Preferred Stock or Series D Preferred Stock, which will remain 25,000,000, 30,000 and 25,000, respectively.

Certain Disadvantages of the Adjustment

If the authorized number of shares of Common Stock remains at 5,000,000,000 shares as proposed by this Proposal No. 2, but the number of outstanding shares of Common Stock immediately after the Reverse Split will be reduced by a factor of one hundred (100) as proposed by Proposal No. 1 herein, the Company will be able to issue more shares of Common Stock which could result in additional dilution and which could have a negative effect on the market price of our Common Stock.

Principal Effects of the Adjustment

If our common stockholders approve this Proposal No. 2 authorizing the fixing of the amount of our authorized shares of Common Stock at 5,000,000,000 shares, the Adjustment would effectively maintain the Company's current amount of authorized shares of Common Stock which is set at 5,000,000,000 shares. When effected, the Adjustment will be effected simultaneously with the Reverse Split. The Adjustment will affect all of our common stockholders uniformly and will not affect any stockholder's percentage ownership interests in our Company. We will continue to be subject to the periodic reporting requirements of the '34 Act, as amended.

Procedure for Effecting the Adjustment

In order to effect the Adjustment, we will file an amendment to our Certificate of Incorporation with the Secretary of State of Delaware to amend our existing Certificate of Incorporation. The Adjustment will become effective at the time specified in the amendment. The text of the amendment to effect the Adjustment will be in substantially the form attached hereto as Exhibit A; provided, however, that the form of amendment attached hereto is subject to modification to include such changes as may be required by the office of the Secretary of State of Delaware and as the Board deems necessary and advisable to effect the Adjustment. As soon as practicable our common stockholders will be notified that the Adjustment has been effected.

No Dissenters' Rights

Under the Delaware General Corporation Law, our common stockholders are not entitled to dissenters' rights with respect to the Adjustment, and we will not independently provide common stockholders with any such right.

Anti-Takeover Effects

PROPOSAL NO. 3 – AUTHORIZATION OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO DECREASE THE PAR VALUE OF THE COMPANY'S COMMON STOCK FROM $0.01 TO $0.001

Reduction in Par Value in General

The Board has adopted a resolution seeking approval to amend the Company's Certificate of Incorporation to reduce the par value of the Common Stock. The Certificate of Incorporation currently authorizes the issuance of shares of Common Stock with a par value of $0.01 per share. The Board believes it is in the best interests of the Company to reduce the par value of the Common Stock to $0.001 per share. The reduction in par value is intended to bring the Company in line with the practice of other public companies with respect to par value.

We further believe that a change from a par value of $0.01 per share to $0.001 per share will provide the Company with greater flexibility with respect to the issuance of stock and stock-based compensation because Delaware law requires that we receive at least the par value per share as consideration for the issuance of Common Stock.

Historically, the concept of par value served to protect creditors and senior security holders by ensuring that a company received at least the par value as consideration for issuance of stock. Over time, the concept of par value has lost its significance, generally. Many companies that incorporate today use a nominal par value or have no par value.

Certain Disadvantages Associated With Change in Par Value

There are possible negative ramifications associated with lowering the par value of the Common Stock. For example, the ability to issue shares of Common Stock at a lower price may afford the Company added flexibility to deter a potential takeover of the Company that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the Board's desires. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of Common Stock compared to the then-existing market price. The Company does not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences. Although there are these negative possibilities, and possibly others, the Company's management and Board believe that the benefits to the Company's stockholders outweigh the negatives.

Procedure for Effecting Change in Par Value

In order to effect the change in par value, we will file an amendment to our Certificate of Incorporation with the Secretary of State of Delaware to amend our existing Certificate of Incorporation. The text of the amendment to effect the change in par value will be in substantially the form attached hereto as Exhibit A; provided, however, that the form of amendment attached hereto is subject to modification to include such changes as may be required by the office of the Secretary of State of Delaware and as the Board deems necessary and advisable to effect change in par value.

No Dissenters' Rights

Under the Delaware General Corporation Law, our common stockholders are not entitled to dissenters' rights with respect to the change in par value, and we will not independently provide common stockholders with any such right.

Required Vote

Approval to amend the Company's Certificate of Incorporation to decrease the par value of the Common Stock from $0.01 to $0.001 will require that the holders of at least a majority of the outstanding shares entitled to vote thereon vote "FOR" the proposal.

Recommendation of the Board

The Board recommends that the stockholders vote "**FOR**" an amendment to the Company's Certificate of Incorporation to decrease the par value of Common Stock from $0.01 to $0.001.

Amended Certificate of Incorporation

The proposed changes to the Company's Certificate of Incorporation, pursuant to the above Proposal No. 3, are set forth in a marked copy of Article IV of the Company's Certificate of Incorporation, attached hereto as Exhibit B.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of February 1, 2010: (i) by each of our directors, (ii) by each of the named executive officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than five percent (5%) of any class of our outstanding shares. As of February 1, 2010 there were 2,267,567,835 shares of our Common Stock outstanding:

	Common Stock		Series C Convertible Preferred Stock (11)		Series D Convertible Preferred Stock		
Name and Address of Beneficial Owner	**Beneficial Ownership**(1)	**Percent of Class**(1)	**Beneficial Ownership**(1)	**Percent of Class**(1)	**Beneficial Ownership**(1)	**Percent of Class**(1)	**Combined Voting percent of Common Stock and Series D Convertible Preferred Stock**(1)
Directors and Named Executive Officers							
Iain A. McCready (2)(3)	32,863,691	1.4%	-	*	-	*	*
Michael W. Zima (2)(4)	1,731,250	*	-	*	-	*	*
Christian Steinborn (2)(5)	4,546,176	*	-	*	-	*	*
James J. Keil (2)(6)	5,552,292	*	-	*	-	*	*
George G. O'Leary (2)(7)	3,056,930	*	-	*	-	*	*
Laura A. Marriott (2)(8)	1,412,708	*	-	*	-	*	*
Directors and Named Executive Officers as a Group (6 Persons) (9)	49,163,047	2.2%	-	*	-	*	1.0%
Other Beneficial Owners							
YA Global Investments, LP (10)	36,331,729	1.6%	8,642	100.0%	25,000	100.0%	53.2%
Total	36,331,729	1.6%	8,642	100.0%	25,000	100.0%	53.2%

* Indicates less than 1%.

(1) Applicable percentage of ownership is based on 2,267,567,835 shares of Common Stock outstanding; 25,000 shares of Series D Convertible Preferred Stock outstanding; and the combined voting power of the Common Stock and Series D Convertible Preferred Stock in the amount of 4,767,567,835 shares as of February 1, 2010. Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of Common Stock within 60 days of February 1, 2010 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within 60 days of February 1, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Our Common Stock, Series C Preferred Stock and Series D Preferred Stock are our only issued and outstanding classes of securities eligible to vote. From January 5, 2010 until April 5, 2010, each share of Series D Preferred Stock is entitled to vote on an as-converted basis with the Common Stock multiplied by one hundred thousand (100,000). Due to contractual restrictions, Series C Preferred Stock is not eligible to vote at the Meeting.

(2) Address of the referenced individual is c/o NeoMedia Technologies, Inc., Two Concourse Parkway, Suite 500, Atlanta, GA, 30328.

(3) Iain A. McCready is our Chief Executive Officer and Chairman of our Board of Directors. Ownership includes shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 1, 2010.

(4) Michael W. Zima is our Chief Financial Officer. Ownership includes shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 1, 2010.

(5) Christian Steinborn is Chief Executive officer of our subsidiary NeoMedia Europe, AG. Ownership includes 2,116,326 shares of Common Stock and 2,429,850 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 1, 2010.

(6) James J. Keil is a member of our Board of Directors. Ownership includes 2,500,000 shares of Common Stock and 3,052,292 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 1, 2010.

(7) George O'Leary is a member of our Board of Directors. Ownership includes 1,022,028 shares of Common Stock owned by SKS Consulting of South Florida Corp, a company that Mr. O'Leary currently serves as President, and 2,034,902 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 1, 2010.

(8) Ms. Laura Marriott is a member of our Board of Directors. Ownership includes shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 1, 2010.

(9) Includes an aggregate of 43,524,693 options to purchase shares of Common Stock which will have vested within 60 days of February 1, 2010 and 5,638,354 shares owned directly by our named executive officers and directors.

(10) The address of YA Global Investments, L.P. ("YA") is 101 Hudson Street, Suite 3700, Jersey City, NJ 07302. The information presented herein is based on information provided by YA and based on the records of the Company. Ownership includes 36,331,729 shares of Common Stock; 8,548 shares of Series C Preferred Stock; 94 shares of Series C Preferred Stock owned by an affiliate, Yorkville Advisors GP, LLC; and 25,000 shares of Series D Preferred Stock.

(11) Series C Preferred Stock is entitled to vote on an as-converted basis with holders of our Common Stock with respect to the amount of Common Shares receivable upon conversion of such preferred stock. However the holders of our Series C Preferred Stock are subject to contractual limitations in regards to their beneficial ownership, including their ability to exercise their voting rights, to the extent that they can not exceed 9.99% combined beneficial ownership. If such holders were to declare us in default or if they issue a notice waiving the 9.99% limitation, upon 61 days notice, and comply with the SEC's beneficial ownership reporting requirements for affiliates, they would be able to vote their Series C Preferred Stock on an as-converted basis.

Change in Control of the Company

On January 5, 2010, the Company entered into an investment agreement (the "Investment Agreement") with YA. Pursuant to the Investment Agreement, the Company issued and sold to YA 25,000 shares the Series D Preferred Stock for a subscription price of $2,500,000. Each share of Series D Preferred Stock entitles the holder thereof to vote on an as-converted basis with the holders of the Common Stock from January 5, 2010 until April 5, 2010 (the "Voting Period"), resulting in one hundred thousand (100,000) votes for each one (1) share of the Series D Preferred Stock. Pursuant to the consummation of the transaction contemplated by the Investment Agreement, during the Voting Period, YA may be deemed to have control of the Company due to its beneficial ownership, during such period, of 53.2% of the outstanding voting securities of the Company related to the issuance of the Series D Preferred Stock. YA did not assume such control from any identifiable person or entity.

MANNER IN WHICH THE PROXIES WILL BE SOLICITED AND VOTED

The cost of soliciting proxies will be borne by the Company. Officers and regular associates of the Company may, but without compensation other than their regular compensation, solicit proxies by additional mailings, personal conversations, telephone, facsimile, or electronically. The Company will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of Common Stock. Other proxy solicitation expenses that the Company will pay include those for preparation, mailing and tabulating the proxies.

Management knows of no other matter that may come up for action at the Meeting. However, if any other matter properly comes before the Meeting, the proxies named on the enclosed Proxy will vote in accordance with their judgment upon such matter. Votes cast by Proxy or in person at the Meeting will be tabulated by the Inspector of Elections with the assistance of the Company's transfer agent.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

In order to be considered for inclusion in the Company's proxy materials for the Company's next annual meeting of the stockholders, any proposal to be presented at such meeting must be received at the Company's principal office by a reasonable time before the Company begins to print and send its proxy materials. Any such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act, and be submitted in writing and addressed to the attention of the Company's Corporate Secretary at Two Concourse Parkway, Suite 500, Atlanta, Georgia 30328. Inclusion of stockholder proposals in the Company's Proxy Statement for a meeting also requires satisfaction of certain conditions established by the Commission.

OTHER MATTERS

The Board knows of no other business which will be presented at the Meeting. If any other business is properly brought before the Meeting, proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting said proxies. It is important that the proxies be returned promptly and that your shares are represented. You are urged to sign, date and promptly return the enclosed Proxy in the enclosed envelope. As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Meeting other than the items referred to above. If any other matter is properly brought before the Meeting for action by stockholders, Proxies in the enclosed form returned to the Company will be voted in accordance with the recommendations of the Board or, in the absence of such a recommendation, in accordance with the judgment of the Proxy holder.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports and other information with the SEC. Such reports and other information filed by the company may be inspected and copied at the SEC's public reference room at One Station Place, 100 F Street NE, Washington, DC 20549, as well as in the SEC's public reference rooms in New York, New York and Chicago Illinois. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including this Proxy Statement, are also available to you on the SEC's website at www.sec.gov .

By Order of the Board of Directors,

/s/ Michael W. Zima

Michael W. Zima
Chief Financial Officer and Secretary

Atlanta, Georgia
February __, 2010

NeoMedia Technologies, Inc.
Special Meeting of Shareholders
March ~~18,~~ ____, 2010

Revocable Proxy

* SPECIMEN *
1 MAIN STREET
ANYWHERE NY 99999-9999

SHARES VOTING: 90.00
PROXY SEQUENCE #: 0-99

The undersigned, revoking all prior proxies, hereby appoints Iain A. McCready, CEO and Michael W. Zima, CFO & Secretary with full power of substitution in each as proxies for the undersigned, to represent the undersigned & to vote all the shares of Common Stock of NeoMedia Technologies, Inc. (the "Company") which the undersigned would be entitled to vote, fully as the undersigned could vote and act if personally or present, at the Special Meeting of Stockholders (the "Meeting") to be held on March ~~18,~~ ____ 2010 at 11:00 A.M., local time, or at any adjournments postponements thereof. Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponement thereof, and after notification to the Secretary of the Company at the Meeting of the stockholder's decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Secretary of the Company or termination by duly executing a proxy bearing a later date.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.

Proposal (1) To amend the Company's certificate of incorporation to effect a 1 share for 100 shares reverse stock split of the company's outstanding Common Stock.

For Against Abstain

For Against Abstain

Proposal (3) To amend the Company's certificate of incorporation to effect a change in the company's Common Stock par value from $0.01 to $0.001.

For Against Abstain

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSALS (1, 2, & 3). IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGEMENT. At the present time, the Board of Directors knows of no other business to be presented at the Meeting. The undersigned acknowledges receipt from the Company, prior to the execution of this proxy of the Notice of Special Meeting and accompanying Proxy Statement relating to the Meeting.

NOTE: PLEASE MARK, DATE AND SIGN AS YOUR NAME(S) APPEAR(S) HEREON AND RETURN IN THE ENCLOSED ENVELOPE. IF ACTING AS AN EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS, ETC., YOU SHOULD SO INDICATE WHEN SIGNING, IF THE SIGNER IS CORPORATION, PLEASE SIGN THEFULL CORPORATE NAME, BY DULY AUTHORIZED OFFICER IF SHARES ARE HELD JOINTLY, EACH SHAREHOLDER SHOULD SIGN.

Signature: ______________________________ Today's Date: ______________

Joint Owners Signature (where applicable): ______________________________ Today's Date: ______________

Deliveries of proxy cards, properly completed & duly executed, should be made to NeoMedia Technologies, Inc. stock transfer agent at the address set forth below. A prepaid, return envelope is included herewith to return this proxy sheet for tabulation.

You may also vote your shares via the internet at www.wwstr.com and clicking on Shareholder On-Line Services. (registration & access codes are required for On-Line Services; please contact WST as per the information below)

NeoMedia Technologies, Inc. c/o Worldwide Stock Transfer, LLC
433 Hackensack Ave – Level L – Hackensack, NJ 07601
Ph: 201-820-2008 Fax: 201-820-2010

EXHIBIT A

FORM OF CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF NEOMEDIA TECHNOLOGIES, INC.

The Corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "DGCL") does hereby certify:

FIRST: That at a meeting of the Board of Directors of NeoMedia Technologies, Inc., resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling for a vote of the stockholders of said Corporation for consideration thereof at the next annual meeting of stockholders. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation shall be amended by deleting Article IV thereof in its entirety and replacing it with the following provision, so that, as amended, Article IV shall read in its entirety as follows:

ARTICLE IV. (a) The total number of shares of capital stock that the Corporation is authorized to issue is 5,025,000,000, which are to be divided into two classes as follows: 5,000,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b) Effective as of the close of business on the day that the Certificate of Amendment which contains this provision is filed with the Office of the Secretary of State of the State of Delaware (the "Effective Time"), each one hundred (100) shares of Common Stock issued and outstanding at such time ("Existing Common Stock") shall be and hereby are automatically reclassified and changed into one share of Common Stock ("New Common Stock"), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount equal to the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of the Corporation's Existing Common Stock on the day immediately prior to the Effective Time, as reported on the OTC Bulletin Board. From and after the Effective Time, the term "New Common Stock" as used in this Article IV shall mean Common Stock as provided in this Certificate of Incorporation.

SECOND: That thereafter, the special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this __ day of March, 2010.

By:
Michael W. Zima
Chief Financial Officer and Secretary

MI-329903 v1

EXHIBIT B. MARKED COPY CHANGES TO CERTIFICATE OF INCORPORATION

(1) Current Article IV of the Company's Certificate of Incorporation:

IV.

The total number of shares of capital stock that the Corporation is authorized to issue is 5,025,000,000, which are to be divided into two classes as follows: 5,000,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

(2) Changes to the Company's Certificate of Incorporation pursuant to Proposal No. 1 (Proposal No. 1 only):

IV.

(a) The total number of shares of capital stock that the Corporation is authorized to issue is ~~5,025,000,000,~~75,000,000, which are to be divided into two classes as follows: ~~5,000,000,000~~50,000,000 shares of common stock, par value $0.01 per share ("Common Stock"), and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b) Effective as of the close of business on the day that the Certificate of Amendment which contains this provision is filed with the Office of the Secretary of State of the State of Delaware (the "Effective Time"), each one hundred (100) shares of Common Stock issued and outstanding at such time ("Existing Common Stock") shall be and hereby are automatically reclassified and changed into one share of Common Stock ("New Common Stock"), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount equal to the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of the Corporation's Existing Common Stock on the day immediately prior to the Effective Time, as reported on the OTC Bulletin Board. From and after the Effective Time, the term "New Common Stock" as used in this Article IV shall mean Common Stock as provided in this Certificate of Incorporation.

(3) Changes to the Company's Certificate of Incorporation pursuant to Proposals No. 1 and No. 2 (cumulative)*:

IV.

(a) The total number of shares of capital stock that the Corporation is authorized to issue is 5,025,000,000, which are to be divided into two classes as follows: 5,000,000,000 shares of common stock, par value $0.01 per share ("Common Stock"), and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b) Effective as of the close of business on the day that the Certificate of Amendment which contains this provision is filed with the Office of the Secretary of State of the State of Delaware (the "Effective Time"), each one hundred (100) shares of Common Stock issued and outstanding at such time ("Existing Common Stock") shall be and hereby are automatically reclassified and changed into one share of Common Stock ("New Common Stock"), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount equal to the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of the Corporation's Existing Common Stock on the day immediately prior to the Effective Time, as reported on the OTC Bulletin Board. From and after the Effective Time, the term "New Common Stock" as used in this Article IV shall mean Common Stock as provided in this Certificate of Incorporation.

MI-329868 v1

* Please note that approval of Proposal No. 2 would maintain the amount of shares of authorized common stock at 5,000,000,000 shares, effectively negating any change in the amount of authorized shares of common stock that would result from the adoption of Proposal No. 1 as displayed in (2) above. Absent the amendment of the Company's Articles of Incorporation pursuant to Proposal No. 1, Proposal No. 2 would not effect any change to the Company's current Articles of Incorporation.

(4) Changes to the Company's Certificate of Incorporation pursuant to Proposal No. 3 (Proposal No. 3 only):

IV.

The total number of shares of capital stock that the Corporation is authorized to issue is 5,025,000,000, which are to be divided into two classes as follows: 5,000,000,000 shares of common stock, par value ~~$0.01~~0.001 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

(5) Changes to the Company's Certificate of Incorporation pursuant to Proposal Nos. 1, 2 and 3 (cumulative):

IV.

(a) The total number of shares of capital stock that the Corporation is authorized to issue is 5,025,000,000, which are to be divided into two classes as follows: 5,000,000,000 shares of common stock, par value ~~$0.01~~0.001 per share ("Common Stock"), and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b) Effective as of the close of business on the day that the Certificate of Amendment which contains this provision is filed with the Office of the Secretary of State of the State of Delaware (the "Effective Time"), each one hundred (100) shares of Common Stock issued and outstanding at such time ("Existing Common Stock") shall be and hereby are automatically reclassified and changed into one share of Common Stock ("New Common Stock"), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount equal to the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of the Corporation's Existing Common Stock on the day immediately prior to the Effective Time, as reported on the OTC Bulletin Board. From and after the Effective Time, the term "New Common Stock" as used in this Article IV shall mean Common Stock as provided in this Certificate of Incorporation.

- 2 -

Attachment 2

Marked Copy of Amendment to Certificate of Incorporation

RESTATED CERTIFICATE OF INCORPORATION
OF
NEOMEDIA TECHNOLOGIES, INC.

This Restated Certificate of Incorporation was duly adopted in accordance with Section 245 of the Delaware General Corporation Law, and restates the original Certificate of Incorporation of NeoMedia Technologies, Inc. filed with the Delaware Secretary of State on July 29, 1996.

I.

The name of the Corporation is NeoMedia Technologies, Inc. (the "Company").

II.

The address of the registered office of the Company in the State of Delaware is:

1013 Centre Road
Wilmington, Delaware 19805
County of New Castle

The name of the Company's registered agent at said address is Corporation Service Company.

III.

The propose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

(a) The total number of shares of capital stock that the Corporation is authorized to issue is 5,025,000,000, which are to be divided into two classes as follows: 5,000,000,000 shares of common stock, par value $~~0.01~~0.001 per share ("Common Stock"), and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b) Effective as of the close of business on the day that the Certificate of Amendment which contains this provision is filed with the Office of the Secretary of State of the State of Delaware (the "Effective Time"), each one hundred (100) shares of Common Stock issued and

MI-329501 v~~1~~2

outstanding at such time ("Existing Common Stock") shall be and hereby are automatically reclassified and changed into one share of Common Stock ("New Common Stock"), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount equal to the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of the Corporation's Existing Common Stock on the day immediately prior to the Effective Time, as reported on the OTC Bulletin Board. From and after the Effective Time, the term "New Common Stock" as used in this Article IV shall mean Common Stock as provided in this Certificate of Incorporation.

A. POWERS AND QUALIFICATIONS OF COMMON STOCK.

The powers, preferences and rights, and the qualifications, restrictions or limitations. of the Common Stock are as follows:

1. Voting Rights.

Except as otherwise required by law or expressly provided in this Restated Certificate of Incorporation, each share of Common Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Company and to have one vote for each full share of Common Stock.

2. Dividends.

The holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

3. Liquidation.

Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to stockholders shall be distributed ratably to all holders of Common Stock.

V.

BUSINESS COMBINATIONS

Pursuant to Section 203(b)(~~1~~1) of the Delaware General Corporation Law, the Company hereby elects not to be governed by any of the provisions of Section 203 of the Delaware General Corporation Law or any related restrictions with respect to business combinations.

VI.

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class or creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

VII.

A. LIMITATION OF LIABILITY.

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability

1. for any breach of the director's duty of loyalty to the Company or its stockholders,

2. for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

3. under Section 174 of Delaware General Corporation Law, as the same exists or hereafter may be amended, or

4. for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this subsection VII.A by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

B. INDEMNIFICATION AND INSURANCE.

1. Right to Indemnification.

Each person (an "Indenmitee") who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The indemnification provided under this Article VII shall apply whether the basis of the proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, and shall apply against all expense, liability and loss (including attorneys' fees, judgment, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the Indemnitee in connection therewith. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of his or her heirs. executors and administrators.

Any indemnification under this subsection (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that Indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware. Such determination shall be made (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though lea than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

Notwithstanding the foregoing provisions of this subsection VII.B.1, the Company shall not indemnify any person seeking indemnification in connection with a Proceeding (or part thereof) if the Proceeding was initiated by such person, unless such Proceeding (or part thereof):

a. was authorized by the Board of Directors of the Company, or

b. is a Proceeding whereby such person seeks to enforce his or her rights to indemnification as an Indemnitee and is successful in whole or in part pursuant to subsection VII.B.3 of this Article VII.

2. Right to Advancement of Expenses.

The right to won conferred in this subsection VII.B shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such Proceeding in advance of its final disposition (an "Advancement of Expenses"); provided, however, that if the General Corporation Law of the State of Delaware permits, an Advancement of Expenses for expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made upon delivery to the Company of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not to be indemnified under this subsection VII.B or otherwise.

3. Right of Indemnitee to Bring Suit

If a claim under VII.B.1 or VII.B.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (other than a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Also, in any suit by the Company to recover an Advancement of Expanses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Company (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee bas not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Company to recover an Advancement of Expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Section or otherwise shall be on the Company.

4. Non-Exclusivity of Rights

The right to indemnification and the Advancement of Expenses under this subsection VII.B shall not be exclusive of any other right which any person may have or hereafter acquire under any provision of this Restated Certificate of Incorporation or any statute, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

5. Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

6. Indemnification of Employees and Agents

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the Advancement of Expenses incurred defending any Proceeding, to any employee or agent of the Company or to any person who is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the 1lhllest extent of the provisions of this subsection VII.B with respect to the indemnification and Advancement of Expenses of directors and officers of the Company.

7. Constituent Corporations

For purposes of this subsection VII.B, the term "Company" shall include, in addition to the Company, any constituent corporation absorbed in a consolidation or merger with the Company, to the extent such constituent corporation would have had power and authority to indemnify its directors, officers, employees and agents if its separate existence had survived.

VIII.

The Company is to have perpetual existence.

IX.

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the by-laws of the Company.

X.

Elections of directors need not be by written ballot unless the by-laws of the Company shall so provide.

XI.

The Company reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this right.